CIT FUNDING COMPANY, LLC

1 CIT Drive

Livingston, New Jersey 07039

March 6, 2006

VIA EDGAR

Sara D. Kalin, Esq.

Branch Chief-Legal

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Request for Acceleration of Effective Date of Registration Statement

on Form S-3 (Amendment No. 5) of CIT Funding Company, LLC

(SEC File No. 333-53688), filed on March 3, 2006

Dear Ms. Kalin:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, CIT Funding Company, LLC hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the Registration Statement on Form S-3 (SEC File No. 333-53688) so that it will become effective at 5:00 p.m., Washington , D.C. time, on March 6, 2006, or as soon thereafter as practicable.

Please contact Howard Mulligan at (212) 547-5885 to provide notice of effectiveness of the Registration Statement on Form S-3.

Sincerely,

By:	/s/ Glenn A. Votek
Name:	Glenn A. Votek
Title:	Executive Vice President & Treasurer